Filed by NorthWestern Energy Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: NorthWestern Energy Group, Inc.
Commission File No.: 000-56598
Date: December 23, 2025

On December 25, 2025, NorthWestern Energy Group, Inc. (“NorthWestern”) will release an episode of its podcast, The Outlet, containing an interview with Brian Bird, president and chief executive officer of NorthWestern, which is a party to a previously disclosed Agreement and Plan of Merger, dated as of August 18, 2025, with Black Hills Corporation, a South Dakota corporation (“Black Hills”) and River Merger Sub Inc., a Delaware corporation and direct wholly owned subsidiary of Black Hills. The following is a transcript of excerpts of that podcast interview dealing with the merger:

[Introductory commentary]
Thomas Glanzer (01:17.723)
Welcome back to The Outlet Northwestern Energy. Our podcast is one year old, kind of, today, and we're bringing back the original guest. The first guest we ever had on the outlet. One season is in the can, and we are done, and we're going to move on to season two. But before we close it out, we're going to close out the year right and that is with our head guy. The CEO, Brian Bird, has joined us again. And Brian, we've come a long way on The Outlet since the last time you were on. It was just me and you sitting in your office with a couple of microphones. And then, now all of sudden, we've got a studio, we've got microphones, we've got lights. We've kind of turned this into a little bit of a show. And I appreciate you buying into, the company buying into what we're doing here and trying to just make sure that people on the outside know what's going on, on the inside.
And that's really what we've tried to do. We've brought on the governor. We've had PUC officials. We've had Brian Chemnitz. So we've had the whole gamut of different people on this show. And I like to bring it back to you. And man, speaking of one year, a lot has happened in one year since you and I last were on this show. So before we get into that, let's just let's just drop into kind of we're getting right into it with Brian, because Brian and I don't need any time to mess around. And we're going to get to the fun stuff at the end. But we always got to have fun stuff on here.
Let's talk about probably the top thing that is on everybody's mind and a little bit on your mind and probably the biggest thing that we have to walk through next year. And let's talk about the merger with Black Hills. It's a very interesting concept. And I know you probably can't say everything that you want to say or some things just can't be said yet. And just walk us through that and where we're at right now.
Brian Bird (02:57.965)
Yeah, I would say this. think we and Black Hills both being relative …. Well, we're SMIDCAP utilities and low growth utilities from an EPS perspective, kind of at 4 to 6 % EPS growth. And industry certainly used to be 5 to 7%, it's kind of 6 to 8%. And we take a look at ourselves and understand that the best way to get bigger is to combine ourselves, and we both believe we're better together. Through this combination, as we sat down and started talking with one another, we saw we could get certainly to a 5 to 7 % EPS growth rate and hopefully with the data center growth opportunities both of us have, we could even be in the higher end of that range or certainly something above that. So there's great opportunity, even with our individual opportunities, how you finance that is going to be much, much easier from both a debt and equity perspective as a much bigger company. And so I think we're the, I think they're like the 30th and we're like the 33rd largest utility in the EEI index. And even after merging, we would be like 27th, but we've got to start somewhere and we both would be twice as big and the benefits of that of course from a shareholder perspective that certainly helps having a higher growth rate, having more liquidity in our stock, but I'd also argue from a customer perspective, any savings, there's going to be savings from this Tom, and you know this, not going to need two CEOs, you're not going to need two CFOs, and over time there's, from a vendor perspective, we'll have more leverage to use with vendors, much like our much larger utilities do today and so there's going to be savings that are ultimately going to accrue, and I think, you know, how certainly, how rate making works. The next time we go in for a rate case, we're able to reduce our cost or slow the growth in our costs. That's to benefit to customers.
And lastly, from an employee perspective, you're going be part of a larger organization. There's certainly going be more opportunities. We're going to be able to have the right amount of people to focus on the certain problems that are in front of us. I think you know this is a pretty lean machine. Black Hills, I'd say, is the same. ultimately in some areas we need more people. And so I think we'll be able to reallocate resources to where we need them to help us grow and to better serve our customers.
And so every way we look at this, this is really great for all our stakeholders and our states that we serve. I think the opportunities for us to invest and help our states grow are immense. And so we're both very excited and certainly we both are espousing the phrase – we're better together. So looking forward to that. It's gonna take some time, Tom.
We've got a hearing and don't know the schedule in South Dakota, Nebraska, but their timing is quicker than Montana and we certainly hope that the benefits and approval with shareholders here in the second quarter for their approval. That’s the next pole in the tent probably, shareholders, and that's likely to be, that's sometime in the second quarter.
You know, we get going as larger company and under a new name, at least at the holding company, to be named at some point in the future. But both teams, and we're getting together here a couple times in January as we continue to think about integration, and we have to try to figure this out. So, on day one, you know, we're working as one company. And so it's an exciting opportunity, and both teams are very excited about moving it forward.
Thomas Glanzer (06:39.431)
But it is a true merger. Explain the difference just quickly between a merger and a takeover and how this is a true merger.
Brian Bird (06:44.194)
It's a great question. You asked the question, we're using an integration consultant, and I asked the question, what's the difference between an acquisition and a merger? And the response was, an acquisition is like the easy button. You come in and you just say, hey, we're the acquirer, this is how things are going to be. In a merger of equals, you effectively have to kind of take into consideration both companies and balance what you do in terms of an executive team, employees throughout the company, and just think making sure we're contemplating the cultures of both companies and making sure we're working together to come with the best outcome and, their way or our way, you we need to stop using those language. You need to come up with our new way, and it may be something we, one of us does as a best practice or the other, but it, we're really trying to come up with on a going forward basis. What's going to be the way of the new company and that could be a third alternative.
So, I would say it's going to be certainly nothing I've been through before, certainly been engaged in acquisitions, but this is new and that's what's exciting too. And I think we just see the opportunities. I think the industry's seeing this is, these aren't easy to do. It's been kind of every 10 years one of these is kind of in the mix. And so we think this is something you're going to see a lot of small utilities contemplate, try to move forward. It's a better alternative.
The last thing I'd say, Tom, you know, from an investor standpoint, one could argue somebody bought you, they pay you a big premium, but I'd argue this is a great outcome for our investors. And instead of exchanging owners through an acquisition or a sale of company, we don't get bigger through that process. Through a merger, we're twice as big. And that's going to benefit us, certainly in the long term, for shareholders and all the stakeholders I mentioned.
Thomas Glanzer (08:40.423)
And you are going to be the CEO going forward. Linn Evans is the CEO currently of Black Hills. And I met Linn one time. He and I did one little thing together earlier this summer. And I got a note on, in my, he sent me a handwritten note about two days later, it ends up. And I was like, these guys both are running amazing companies the same way. Brian and Linn, two amazing guys. But Linn is going to retire out here, and Brian will be taking over.
You know the confidence that you can walk into something like that, knowing that there's great people on both sides and I have Colleagues in Rapid City that we bounce stuff off of. I go mountain biking with these guys and we talk about our businesses. It's probably a little bit different than businesses. That would be in competition all the time. Yes, we're in competition. But, in all reality, we're told where we can and cannot serve electricity, and I think that's what makes this a little bit more interesting and maybe a little bit more cordial
Brian Bird (09:29.356)
Yeah.
Thomas Glanzer (09:38.472)
And if you look at the footprint of the company, it's their service territory that we've never served before. We're going to have to deal with commissions that we've never paid attention to before. And we're going to have customers in places we've never had. I think Bobby, our VP of communications and HR, I think she went to Arkansas for the first time in her life. Did she tell me that? Because we have customers now in Arkansas, or we will?
Brian Bird (09:57.702)
Yes. We will. I think I'd say two things, Tom. First of all, Linn's a great guy. He's been a CEO, I think seven years. It's a tough job and he's done it a long time. He's now a grandparent. I just got a kid married, right? So, I got a ways before, hopefully before I'm a grandparent. So we're at different places, I think, in our career perspective, and he's done a nice job for them. And so I, you know, hopefully we get this thing closed, and he gets to ride up in the sunset with a ticker tape parade. So that's the first thing I'd say.
The second thing I'd say is, these two companies are, have been friends and neighbors for a long time. A perfect example, we were collectively, some Black Hills folks and ourselves were visiting our locations on Wednesday this past week and a big windstorm hit not only Montana, but hit South Dakota.
Obviously, we were responding to the storm in Montana. Black Hills are responding to the storm in South Dakota, and Rapid City was hit really, really hard. Our eastern side of South Dakota where we serve, we didn't get hit as hard. We certainly had some outages, but we were able to put together some crews and help out Black Hills in Rapid City and they were certainly appreciative. But it just, we're already working together. But again, better together is another perfect example.
Thomas Glanzer (11:14.469)
Yeah, and the name will come when the name will come. Can't tell. Brian knows the name. He hasn't even told me because if you tell me it's out of the bag. That is for sure. That is for sure. And stock wise, I think you look at this. Our stock went up on yesterday, a dollar twelve. I mean, what is this doing? What is it looking like stock market wise for investors?
Brian Bird (11:33.676)
I think right out of the blocks, think people saw the benefit. I, we both have opportunities for growth, but I think the news of the merger was of announcement and the potential merger, of course, certainly impacted both of our stock prices. And we've seen definitely upward movement for both of us. We'll trade relatively in a range together because of the merger opportunity. so, you know, if they do well, we'll do well and vice versa. So right now we're both doing extremely well.
[End of Merger Excerpt]

# # #

Forward-Looking Statements
Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements about the benefits of the proposed transaction between NorthWestern and Black Hills, including future financial and operating results (including the anticipated impact of the transaction on NorthWestern’s and Black Hills’ respective earnings), statements related to the expected timing of the completion of the transaction, the plans, objectives, expectations and intentions of either company or of the combined company following the merger, anticipated future results of either company or of the combined company following the merger, the anticipated benefits and strategic and financial rationale of the merger, including estimated rate bases, investment opportunities, cash flows and capital expenditure rates and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology. The forward-looking statements are based on NorthWestern and Black Hills’ current expectations, plans and estimates. NorthWestern and Black Hills believe these assumptions to be reasonable, but there is no assurance that they will prove to be accurate.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of NorthWestern or Black Hills to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk of delays in consummating the potential transaction, including as a result of required regulatory and shareholder approvals, which may not be obtained on the expected timeline, or at all, (2) the risk of any event, change or other circumstance that could give rise to the termination of the merger agreement, (3) the risk that required regulatory approvals are subject to conditions not anticipated by NorthWestern and Black Hills, (4) the possibility that any of the anticipated benefits and projected synergies of the potential transaction will not be realized or will not be realized within the expected time period, (5) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, including potential distraction of management from current plans and operations of NorthWestern or Black Hills and the ability of NorthWestern or Black Hills to retain and hire key personnel, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (8) the outcome of any legal or regulatory proceedings that may be instituted against NorthWestern or Black Hills related to the merger agreement or the transaction, (9) the risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (10) legislative, regulatory, political, market, economic and other conditions, developments and uncertainties affecting NorthWestern’s and Black Hills’ businesses; (11) the evolving legal, regulatory and tax regimes under which NorthWestern and Black Hills operate; (12) restrictions during the pendency of the proposed transaction that may impact NorthWestern’s or Black Hills’ ability to pursue certain business opportunities or strategic transactions; and (13) unpredictability and severity of catastrophic events, including, but not limited to, extreme weather, natural disasters, acts of terrorism or outbreak of war or hostilities, as well as NorthWestern’s and Black Hills’ response to any of the aforementioned factors.

Additional factors which could affect future results of NorthWestern and Black Hills can be found in NorthWestern Energy’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and Black Hills’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. NorthWestern and Black Hills disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information and Where to Find It

Black Hills intends to file a registration statement on Form S-4 with the SEC to register the shares of Black Hills’ common stock that will be issued to NorthWestern Energy stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of NorthWestern and Black Hills that will also constitute a prospectus of Black Hills. The definitive joint proxy statement/prospectus will be sent to the stockholders of each of NorthWestern and Black Hills in connection with the proposed transaction. Additionally, NorthWestern and Black Hills will file other relevant materials in connection with the merger with the SEC. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus when they become available (and any other documents filed with the sec in connection with the transaction or incorporated by reference into the joint proxy statement/prospectus) because such documents will contain important information regarding the proposed transaction and related matters. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by NorthWestern or Black Hills through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of NorthWestern or Black Hills at travis.meyer@northwestern.com or investorrelations@blackhillscorp.com, respectively.

Before making any voting or investment decision, investors and security holders of NorthWestern and Black Hills are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto (and any other documents filed with the SEC in connection with the transaction) because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

NorthWestern, Black Hills and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of NorthWestern and Black Hills in connection with the proposed transaction. Information regarding the directors and executive officers of NorthWestern and Black Hills and other persons who may be deemed participants in the solicitation of the stockholders of NorthWestern or of Black Hills in connection with the proposed transaction will be included in the joint proxy statement/prospectus related to the proposed transaction, which will be filed by Black Hills with the SEC. Information about the directors and executive officers of NorthWestern and their ownership of NorthWestern common stock can also be found in NorthWestern’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed on February 13, 2025, under the header “Information About Our Executive Officers” and its Proxy Statement on Schedule 14A, which was filed on March 12, 2025, under the headers “Election of Directors” and “Who Owns our Stock”. Information about the directors and executive officers of Black Hills and their ownership of Black Hills common stock can also be found in Black Hills’ filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed on February 12, 2025, under the header “Information About Our Executive Officers,” and its Proxy Statement on Schedule 14A, which was filed on March 14, 2025, under the headers “Election of Directors” and “Security Ownership of Management and Principal Shareholders,” and other documents subsequently filed by Black Hills with the SEC. To the extent any such person's ownership of NorthWestern’s or Black Hills’ securities, respectively, has changed since the filing of such proxy statement, such changes have been or will be reflected on Forms 3, 4 or 5 filed with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the proposed transaction filed with the SEC when they become available.